1 Hershey Dr.

Smiths Falls, ON

K7A0A8

(855) 558 9333 x 122

invest@canopygrowth.com

www.canopygrowth.com

Exhibit 99.101

CANOPY GROWTH CORPORATION TO ANNOUNCE THIRD QUARTER FISCAL 2018 FINANCIAL RESULTS

January 30, 2018

SMITHS FALLS, ON – Canopy Growth Corporation (TSX:WEED) (“Canopy Growth”) will release its financial results for the third quarter fiscal 2018 ended December 31, 2017 on February 14, 2018.

Following the release of its third quarter fiscal 2018 financial results, Canopy Growth will host a conference call and audio webcast with Bruce Linton, CEO and Tim Saunders, CFO at 8:30 AM Eastern Time the same day.

Webcast Information

A live audio webcast will be available at:

http://event.on24.com/r.htm?e=1595142&s=1&k=E5297D473ED845

DDE857FD35673F9872

Calling Information

Toll Free Dial-In Number: 1-888-231-8191

International Dial-In Number (647) 427-7450

Conference ID: 7877468

Replay Information

A replay of the call will be accessible by telephone until 11:59 PM ET on May 14, 2018.

Toll Free Dial-in Number: 1-855-859-2056

Replay Password: 7877468

About Canopy Growth Corporation

Canopy Growth is a world-leading diversified cannabis and hemp company, offering distinct brands and curated cannabis varieties in dried, oil and Softgel capsule forms. From product and process innovation to market execution, Canopy Growth is driven by a passion for leadership and a commitment to building a world-class cannabis company one product, site and country at a time.

Canopy Growth has established partnerships with leading sector names including cannabis icons Snoop Dogg and Organa Brands, breeding legends DNA Genetics and Green House seeds, and Fortune 500 alcohol leader Constellation Brands. Canopy Growth operates seven cannabis production sites with over 665,000 square feet of production capacity, including over 500,000 square feet of GMP-certified production space. The Company has operations in seven countries across four continents. The Company is proudly dedicated to educating healthcare practitioners, conducting robust clinical research, and furthering the public’s understanding of cannabis, and through its partly owned subsidiary, Canopy Health Innovations, has devoted millions of dollars toward cutting edge, commercializable research and IP development. Through partly owned subsidiary Canopy Rivers Corporation, the Company is providing resources and investment to new market entrants and building a portfolio of stable investments in the sector. From our historic public listing to our continued international expansion, pride in advancing shareholder value through leadership is engrained in all we do at Canopy Growth.

Here’s to Future Growth.

Contact:

Jordan Sinclair

Director of Communications

Jordan@tweed.com

613-769-4196

Investor Relations

Tyler Burns

Tyler.burns@canopygrowth.com

855-558-9333 ex 122

Director:

Bruce Linton

tmx@tweed.com

Notice Regarding Forward Looking Statements

This news release contains forward-looking statements. Often, but not always, forward-looking statements can be identified by the use of words such as “plans”, “expects” or “does not expect”, “is expected”, “estimates”, “intends”, “anticipates” or “does not anticipate”, or “believes”, or variations of such words and phrases or state that certain actions, events or results “may”, “could”,“would”, “might” or “will” be taken, occur or be achieved. Forward-looking statements involve known and unknown risks, uncertainties and other factors which may cause the actual results, performance or achievements of Canopy Growth Corporation, Tweed Inc., Tweed Farms Inc. or Bedrocan Canada Inc. to be materially different from any future results, performance or achievements expressed or implied by the forward-looking statements. Examples of such statements include future operational and production capacity, the impact of enhanced infrastructure and production capabilities, and forecasted available product selection. The forward-looking statements included in this news release are made as of the date of this news release and Canopy Growth Corp. does not undertake an obligation to publicly update such forward-looking statements to reflect new information, subsequent events or otherwise unless required by applicable securities legislation.

Neither the TSX Exchange nor its Regulation Services Provider (as that term is defined in policies of the TSX Exchange) accepts responsibility for the adequacy or accuracy of this release.